As filed with the Securities and Exchange Commission on August 22, 2003

Registration No. 333-107183

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

To

FORM S-3

REGISTRATION STATEMENT

Under

THE SECURITIES ACT Of 1933

ACCLAIM ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	38-2698904
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

One Acclaim Plaza

Glen Cove, New York 11542

(516) 656-5000

(Address and telephone number of registrant’s principal executive offices)

Gerard F. Agoglia

Chief Financial Officer

Acclaim Entertainment, Inc.

One Acclaim Plaza

Glen Cove, New York 11542

(516) 656-5000

(Name, address and telephone number of agent for service)

Copy to:

Edward M. Slezak, Esq.

Corporate Counsel

Acclaim Entertainment, Inc.

One Acclaim Plaza

Glen Cove, New York 11542

(516) 656-5000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ❑

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of security to be registered	Amount to be registered	Proposed maximum aggregate price per unit	Proposed maximum aggregate offering price	Amount of registration fee

Common Stock, par value $0.02 per share	16,861,000(1)(2)	$0.45(3)	$7,587,450	$614

(1)	To be offered from time to time by selling stockholders based upon prevailing market prices.
(2)	This Registration Statement covers the offer and sale by the selling stockholders of (i) 16,383,333 shares of common stock issued in a June 2003 private placement to certain qualified institutional buyers and accredited investors; (ii) 150,000 shares issuable upon the exercise of warrants granted to certain qualified institutional buyers and accredited investors in connection with the June 2003 private placement; and (iii) 327,667 shares issuable upon the exercise of warrants granted to HCFP/Brenner Securities, the placement agent in the June 2003 private placement. This Registration Statement also covers an indeterminate number of shares of Acclaim Entertainment, Inc. common stock that may be issuable by reason of stock splits, stock dividends, or other adjustments in accordance with Rule 416 under the Securities Act of 1933.
(3)	The proposed maximum aggregate price per unit was estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the registrant’s common stock as quoted on The Nasdaq SmallCap Market System on August 20, 2003. This amount has been paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell- or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION DATED AUGUST 22, 2003

PROSPECTUS

16,861,000 SHARES OF COMMON STOCK

ACCLAIM ENTERTAINMENT, INC.

This prospectus covers the resale of 16,861,000 shares of Acclaim’s common stock by the selling stockholders named in this prospectus. Acclaim will not receive any proceeds from the sale of any shares by the selling stockholders, other than if those selling stockholders whose warrants are a part of this prospectus, exercise such warrants. The proceeds of any such exercise of warrants will be utilized by us for working capital purposes. See “Selling Stockholders” and “Plan of Distribution.”

See “ Risk Factors” beginning on page 1 for a discussion of investment risk factors that you should consider before you invest in the common stock offered and sold by this prospectus.

Our common stock is traded on The Nasdaq SmallCap Market System under the symbol “AKLM.” On June 30, 2003, the last reported sale price of the common stock was $0.76 per share.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 , 2003

SUMMARY INFORMATION ABOUT ACCLAIM

Acclaim Entertainment, Inc. was founded in 1987 as a Delaware corporation, and maintains operations in the United States, the United Kingdom, Germany, France, Spain and Australia. We develop, publish, market and distribute, under our brand names, interactive entertainment software for a variety of hardware platforms, including Sony’s PlayStation® 2, Microsoft’s Xbox™, and Nintendo’s GameCube™ and Game Boy™ Advance and, to a lesser extent, personal computer systems. We develop software internally, as well as engaging third parties to develop software on our behalf. We internally develop our software products at our five software development studios located in the United States and the United Kingdom. Additionally, we contract with independent software developers to create software products for us.

AN INVESTMENT IN THE SHARES OF OUR COMMON STOCK THAT IS THE SUBJECT OF THIS PROSPECTUS IS A HIGHLY SPECULATIVE INVESTMENT. THE PRICE OF OUR COMMON STOCK IS LIKELY TO CONTINUE TO BE HIGHLY VOLATILE, AND STOCKHOLDERS MAY NOT BE ABLE TO RECOUP THEIR INVESTMENT. IF OUR FUTURE REVENUE, CASH USED IN OR PROVIDED BY OPERATIONS (LIQUIDITY), PROFITABILITY OR PRODUCT RELEASES DO NOT MEET EXPECTATIONS, THE PRICE OF OUR COMMON STOCK MAY BE NEGATIVELY AFFECTED. ANYONE INVESTING IN OUR COMMON STOCK SHOULD BE ABLE TO BEAR THE LOSS OF HIS OR HER INVESTMENT.

RECENT EVENTS

On January 24, 2003 we received a letter from The Nasdaq Stock Market, Inc. stating that, because our common stock had not closed at or above the minimum $1.00 per share bid price requirement for 30 consecutive trading days, we had not met the minimum bid price requirements for continued listing as set forth in Marketplace Rule 4310(c)(4), and we had until July 23, 2003 in which to regain compliance. On July 25, 2003, we received notice from Nasdaq that in accordance with Marketplace Rule 4310(c)(8)(D) we were granted a 180 day extension of time, or until January 20, 2004 with which to regain compliance with the minimum bid requirement. If at any time prior to January 20, 2004 the closing bid price of our common stock is $1.00 or more for a minimum of 10 consecutive trading days, then we will again be in compliance with such rule. The letter also states that if compliance cannot be demonstrated by January 20, 2004, Nasdaq will determine whether we meet the initial listing standards for The Nasdaq SmallCap Market, and if we do meet that criteria we will be granted an additional 90 day grace period in which to demonstrate compliance. If, after January 20, 2004 compliance cannot be demonstrated and we do not meet the initial listing standards then our securities would be subject to delisting. At that time, we may appeal such determination; however, there can be no assurances that such an appeal would be successful.

On July 11, 2003, we were notified by the Securities and Exchange Commission (the “Commission”) that we have been included in a formal, non-public inquiry entitled “In the Matter of Certain Videogame Manufacturers” that the Commission is conducting. In connection with that inquiry we are required to provide to the Commission certain information. The Commission has advised us that “this request for information should not be construed as an indication from the SEC or its staff that any violation of the law has occurred, nor should it reflect negatively on any person, entity or security.” We are cooperating fully with the inquiry. It is too soon to determine the impact, if any, of this inquiry on our business, financial condition or results of operations.

On or about June 5, 2003, we raised $13,000,000 as a result of the sale of shares of our common stock and the prepayment of certain promissory notes by the Co-Chairmen of our board of directors. We completed a private placement of our common stock for gross proceeds of $9,000,000 in connection with the sale of approximately 16,383,333 shares of common stock to a limited group of private investors. Additionally, Gregory

Fischbach and James Scoroposki, the Co-Chairmen of our board of directors, each prepaid $2.0 million ($4.0 million in total) of their outstanding notes which are due to us on August 31, 2003 in connection with each of their purchases of our common stock upon the exercise of certain warrants.

Effective March 31, 2003, we entered into an amendment and modification agreement of our Revolving Credit and Security Agreement with GMAC, our primary lender. As a condition precedent to GMAC’s entering into this amendment, GMAC required that Gregory Fischbach and James Scoroposki, the Co-Chairmen of our board of directors, personally deposit, in equal amounts, an aggregate cash deposit of $2,000,000 with GMAC in order to secure a limited guarantee of our obligations under the amended credit agreement. As consideration to our Co-Chairmen for making the deposits with GMAC and entering into the limited guaranties, and based upon the advice of and a fairness opinion obtained from an independent financial advisor engaged by our Audit Committee and approved by our board of directors, we issued, effective March 31, 2003, to each of our Co-Chairmen 2,000,000 shares of our common stock and 500,000 warrants. In June 2003, we were advised by Nasdaq that, based upon Nasdaq’s unpublished internal interpretations of Nasdaq Marketplace Rule 4350(i)(1)(a), it is Nasdaq’s view that our issuance of the 2,000,000 shares of our common stock to each of our Co-Chairmen is considered an “other arrangement” whereby our Co-Chairmen acquired shares of our common stock, and therefore the transaction falls within the purview of Nasdaq Marketplace Rule 4350(i)(1)(a). Accordingly, Nasdaq has advised us that in their view, stockholder approval for this transaction is required. We are therefore seeking stockholder ratification, in our forthcoming 2003 Proxy Statement, of the issuance of the shares of common stock to our Co-Chairmen in order to address Nasdaq’s application of Rule 4350(i)(1)(a) to the issuance of these shares.

RISK FACTORS AFFECTING OUR FUTURE PERFORMANCE

Our future operating results depend upon many factors and are subject to various risks and uncertainties. The known material risks and uncertainties which may cause our operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

Our Ability to Meet Cash Requirements and Maintain Necessary Liquidity Rests in Part on the Cooperation of our Primary Lender and Vendors, Our Ability to Achieve Our Projected Revenue Levels and Reduced Operating Expenses and Our Ability to Raise Additional Financing from Outside Investors.

Our short-term liquidity has been supplemented with borrowings under our North American and International credit facilities with our primary lender. To enhance our short-term liquidity, during fiscal 2003, we implemented targeted expense reductions through a business restructuring. In connection with the restructuring, we reduced our fixed and variable expenses, closed our Salt Lake City, Utah software development studio, redeployed various company assets, eliminated certain marginal software titles under development, reduced our staff and staff related expenses and lowered our overall marketing expenditures. Additionally, on March 31, 2003, our primary lender advanced to us a supplemental discretionary loan of up to $11.0 million through May 31, 2003. In accordance with the terms of the amendment to our credit agreement that afforded us the supplemental discretionary loan, as of May 31, 2003, we repaid $6.0 million of the supplemental discretionary loan. The remaining $5.0 million of the supplemental discretionary loan will continue to be available to us through September 29, 2003. In June 2003, two of our executive officers prepaid a total of $4.0 million of their outstanding loans that are due to us on August 31, 2003 and $0.9 million of related accrued interest. Additionally, in June 2003, we completed a private placement of 16,383,000 shares of our common stock to a limited group of private investors, resulting in net proceeds to us of $8.3 million. Furthermore, to meet our liquidity needs, we have included a proposal in our forthcoming 2003 Proxy Statement seeking the authorization from our stockholders to issue securities in connection with our continuing efforts to raise additional financing from outside investors.

Our future liquidity will significantly depend in whole or in part on our ability to (1) obtain additional supplemental financing from outside investors, (2) timely develop and market new software products that meet or exceed our operating plans and (3) realize long-term benefits from our implemented expense reductions, as well as (4) continue to enjoy the support of our primary lender and vendors. If we do not substantially achieve our overall projected revenue levels as reflected in our business operating plan, nor continue to realize additional benefits from the expense reductions we have implemented, and we are unable to obtain additional supplemental discretionary financing from our primary lender to fund operations, or obtain additional supplemental financing from outside investors, we will either need to make further significant expense reductions, including, without limitation, the sale of certain assets or the consolidation or closing of certain operations, staff reductions, and/or the delay, cancellation or reduction of certain product development and marketing programs. Additionally, some of these measures may require third party consents or approvals from our primary lender and others, and there can be no assurance that such consents or approvals can be obtained.

In the event that we do not meet or exceed our operating business plan, and continue to derive significant expense savings from our implemented expense reductions, obtain additional financing from outside investors or, if our primary lender does not consent, based upon our existing collateral, to provide us supplemental financing during the second half of fiscal 2004, we cannot assure our stockholders that our future operating cash flows will be sufficient to meet our operating requirements, our debt service requirements or to repay our indebtedness at maturity, including without limitation, repayment of the remaining outstanding balance of the supplemental discretionary loan. If any of the preceding events were to occur, our operations and liquidity could be materially and adversely affected, we may be forced to seek legal relief from our debts or we may be forced to cease operations. See “If Cash Flows from Operations Are Not Sufficient to Meet Our Operational Needs, We May Be Forced To Sell Assets, Refinance Debt, or Further Downsize Our Operations”, and “Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenue and Profitability.”

Failing to substantially achieve our projected revenue levels for fiscal 2004 will also result in a default under our credit agreement with our primary lender. If a default were to occur under our credit agreement and it is not timely cured by us or waived by our lender, or if this were to happen and our debt could not be refinanced or restructured, our lender could pursue its remedies, including: (1) penalty rates of interest; (2) demand for immediate repayment of the debt; and/or (3) the foreclosure on any of our assets securing the debt. If this were to happen and we were liquidated or reorganized, after payment to our creditors, there would likely be insufficient assets remaining for any distribution to our stockholders.

As of June 29, 2003, we received waivers from GMAC with respect to those financial covenants contained in the credit agreement for which we were not in compliance. If waivers from GMAC are necessary in the future, we cannot be assured that we will be able to obtain waivers of any future covenant violations, as we have in the past.

Going Concern Consideration

Our independent auditors’ report for our fiscal 2003 financial statements, prepared by KPMG LLP, includes an explanatory paragraph relating to substantial doubt as to the ability of Acclaim to continue as a going concern, due to working capital and stockholders’ deficits as of March 31, 2003 and the recurring use of cash in operating activities. The fiscal 2003 financial statements do not include any adjustments that might result from the outcome of this uncertainty. For the three months ended June 29, 2003 we had a net loss of $18.0 million and used $0.2 million of cash in operating activities. As of June 29, 2003, we had a stockholders’ deficit of $53.6 million, a working capital deficit of $69.4 million and $2.2 million of cash and cash equivalents. These factors have continued to raise substantial doubt as to our ability to continue as a going concern. Based on management’s plans, these financial statements have been prepared on a going concern basis.

If Cash Flows from Operations Are Not Sufficient to Meet Our Operational Needs, We May Be Forced To Sell Assets, Refinance Debt, or Further Downsize Our Operations

During the seven months ended March 31, 2003, we implemented certain expense reduction initiatives that have begun to reduce our operating expenses during the seven months ended March 31, 2003 and which reductions we plan to continue in fiscal 2004. Our operating plan for fiscal 2004 focuses on (1) maintaining our lower rate of fixed and variable expenses worldwide, (2) continuing to limit and eliminate non-essential marketing expenses and (3) maintaining our reduced employee related expenses. Although we believe the actions we are taking should return our operations to profitability, we cannot assure our stockholders and investors that we will achieve the fiscal 2004 sales necessary to achieve sufficient liquidity and avoid further expense reduction actions such as selling assets or consolidating operations, further reducing staff, refinancing debt and/or otherwise further restructuring our operations. See “Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenue and Profitability”.

A Violation of our Financing Agreements Could Result in GMAC Declaring a Default and Seeking Remedies

If we violate the financial or other covenants contained in our credit agreement with GMAC, we will be in default under the credit agreement. If a default occurs under the credit agreement and is not timely cured by us or waived by GMAC, GMAC could seek remedies against us, including: (1) penalty rates of interest; (2) immediate repayment of the debt; and/or (3) the foreclosure on any assets securing the debt. Pursuant to the terms of the credit agreement, we are required to maintain specified levels of working capital and tangible net worth, among other covenants. As of March 31, 2003, we received waivers from GMAC with respect to those financial covenants contained in the credit agreement for which we were not in compliance. We have applied to GMAC for a waiver of those financial covenants contained in the credit agreement for which we were not in compliance as of June 29, 2003. While management believes we will receive this waiver from GMAC for the first quarter of fiscal 2004, we cannot be assured that we will be able to obtain this waiver or waivers of any future covenant violations, as we have in the past. If Acclaim is liquidated or reorganized, after payment to the creditors, there are likely to be insufficient assets remaining for any distribution to our stockholders.

If Our Securities Were Delisted From the Nasdaq SmallCap Market, It May Negatively Impact the Liquidity of Our Common Stock

In the fourth quarter of fiscal 2000, our securities were delisted from quotation on the Nasdaq National Market. Our common stock is currently trading on the Nasdaq SmallCap Market. No assurance can be given as to our ongoing ability to meet the Nasdaq SmallCap Market maintenance requirements. As of the date of this filing, we currently do not meet the minimum bid nor market capitalization requirements for continued listing on the Nasdaq SmallCap Market.

On January 24, 2003 we received a letter from The Nasdaq Stock Market, Inc. stating that, because our common stock had not closed at or above the minimum $1.00 per share bid price requirement for 30 consecutive trading days, we had not met the minimum bid price requirements for continued listing as set forth in Marketplace Rule 4310(c)(4), and we had until July 23, 2003 in which to regain compliance. On July 25,2003, we received notice from Nasdaq that in accordance with Marketplace Rule 4310(c)(8)(D) we were granted a 180 day extension of time, or until January 20, 2004 with which to regain compliance with the minimum bid requirement. If at any time prior to January 20, 2004 the closing bid price of our common stock is $1.00 or more for a minimum of 10 consecutive trading days, then we will again be in compliance with such rule. The letter also states that if compliance cannot be demonstrated by January 20, 2004, Nasdaq will determine whether we meet the initial listing standards for The Nasdaq SmallCap Market, and if we do meet that criteria we will be granted an additional 90 day grace period in which to demonstrate compliance. If, after January 20, 2004 compliance cannot be demonstrated and we do not meet the initial listing standards then our securities would be subject to delisting. At that time, we may appeal such determination; however, there can be no assurances that such an appeal would be successful.

If our common stock was to be delisted from trading on the Nasdaq SmallCap Market, trading, if any, in our common stock may continue to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market. Delisting of the common stock would result in, among other things, limited release of the market price of the common stock and limited company news coverage and could restrict investors’ interest in the common stock as well as materially adversely affect the trading market and prices for the common stock and our ability to issue additional securities or to secure additional financing.

Revenue and Liquidity are Dependent on Timely Introduction of New Titles

The timely shipment of a new title depends on various factors, including the development process, debugging, approval by hardware licensors and approval by third-party licensors. It is likely that some of our titles will not be released in accordance with our operating plans. Because net revenue associated with the initial shipments of a new product generally constitute a high percentage of the total net revenue associated with the life of a product, a significant delay in the introduction of one or more new titles would negatively affect or limit sales (as was the case in the first and third quarters of fiscal 2002) and would have a negative impact on our financial condition, liquidity and results of operations. We cannot assure stockholders that our new titles will be released in a timely fashion in accordance with our fiscal 2004 business plan.

The average life cycle of a new title generally ranges from three months to upwards of twelve to eighteen months, with the majority of sales occurring in the first thirty to one hundred twenty days after release. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older titles and increase the importance of our ability to release new titles on a timely basis. Therefore, we are constantly required to introduce new titles in order to generate revenue and/or to replace declining revenue from older titles. In the past, we experienced delays in the introduction of new titles, which have had a negative impact on our results of operations. The complexity of next-generation systems has resulted in higher development expenditures, longer development cycles and the need to carefully monitor and plan the product development process. If we do not introduce titles in accordance with our operating plans for a period, our results of operations, liquidity and profitability in that period could be negatively affected.

We Depend On A Relatively Small Number of Franchises For A Significant Portion Of Our Revenue And Profits

A significant portion of our revenue is derived from products based on a relatively small number of popular franchises each year. In addition, many of these products have substantial production or acquisition costs and marketing budgets. During the seven months ended March 31, 2003, 55% of our gross revenue was derived from five franchises. In fiscal 2002, five franchises accounted for 61% of our gross revenue. In fiscal 2001, four franchises accounted for 53% of our gross revenue. In fiscal 2000, four franchises accounted for 51% of our gross revenue. We expect that a limited number of popular brands will continue to produce a disproportionately large amount of our revenue. Due to this dependence on a limited number of brands, the failure of one or more products based on these brands to achieve anticipated results may significantly harm our business and financial results. For example, during the fourth quarter of fiscal 2002, our failure to achieve our projected revenue from two titles, Turok: Evolution and Aggressive Inline, due to lower than anticipated consumer acceptance of the products, resulted in a net loss for the fourth quarter and fiscal year 2002 and continued to contribute to losses during the seven months ended March 31, 2003.

Industry Trends, Platform Transitions and Technological Change May Adversely Affect Our Revenue and Profitability

The life cycle of existing game systems and the market acceptance and popularity of new game systems significantly affects the success of our products. We cannot guarantee that we will be able to predict accurately the life cycle or popularity of each system. If we (1) do not develop software for game consoles that achieve significant market acceptance; (2) discontinue development of software for a system that has a longer-than-expected life cycle; (3) develop software for a system that does not achieve significant popularity; or (4) continue development of software for a system that has a shorter-than-expected life cycle, our revenue and profitability may be negatively affected and we could experience losses from operations.

When new platforms are announced or introduced into the market, consumers typically reduce their purchases of software products for the current platforms, in anticipation of new platforms becoming available. During these periods, sales of our software products can be expected to slow down or even decline until the new platforms have been introduced and have achieved wide consumer acceptance. Each of the three current principal hardware producers launched a new platform in recent years. Sony made the first shipments of its PlayStation 2 console system in North America and Europe in the fourth quarter of calendar year 2000. Microsoft made the first shipments of its Xbox console system in North America in November 2001 and in Europe and Japan in the first quarter of calendar 2002. Nintendo made the first shipments of its Nintendo GameCube console system in North America in November 2001 and in Europe in May 2002. Additionally, in June 2001, Nintendo launched its Game Boy Advance hand held device. On occasion the video and computer games industry is affected, in both favorable and unfavorable ways, by a competitor’s entry into, or exit from, the hardware or software sectors of the industry. For example, in early 2001, Sega exited the hardware business, ceased distribution and sales of its Dreamcast console and re-deployed its resources to develop software for multiple consoles. More recently, the entry of Microsoft (which traditionally had only produced software and hardware for personal computers) into the video game console market with the Xbox has benefited us and other video game publishers by expanding the total size of the market for video games. The effects of this type of entry or exit can be significant and difficult to anticipate.

We believe the next hardware transition cycle will occur sometime during 2005 and 2006. Delays in the launch, shortages, technical problems or lack of consumer acceptance of these platforms could adversely affect our sales of products for these platforms.

Our Future Success Depends On Our Ability To Release Popular Products

The life of any one software product is relatively short, in many cases less than one year. It is therefore important for us to be able to continue to develop new products that are favorably received by consumers. If we are unable to do this, our business and financial results may be negatively affected. We focus our development and publishing activities principally on products that are, or have the potential to become, franchise brand properties. Many of these products are based on intellectual property and other character or story rights acquired or licensed from third parties. These license and distribution agreements are limited in scope and time, and we may not be able to renew key licenses when they expire or to include new products in existing licenses. The loss of a significant number of our intellectual property licenses or of our relationships with licensors would have a material adverse effect on our ability to develop new products and therefore on our business and financial results.

Profitability is Affected by Research and Development Expenditure Fluctuations Due to Platform Transitions and Development for Multiple Platforms

Our cash outlays for product development for the seven months ended March 31, 2003 (a portion of which were expensed and the remainder of which were capitalized), were higher than the same period last year and our product development cash outlays may increase in the future as a result of the higher costs associated with releasing more games across multiple platforms and the complexity of developing games for the 128-bit game consoles, among other reasons. We anticipate that our profitability will continue to be impacted by the levels of research and development expenditures relative to revenue and by fluctuations relating to the timing of development in anticipation of future platforms.

During the seven months ended March 31, 2003, we focused our development efforts and costs on the development of tools and engines necessary for PlayStation 2, Xbox and GameCube. Our fiscal 2003 release schedule was developed around PlayStation 2, GameCube, Xbox and Game Boy Advance. The release schedule for fiscal 2004 continues to support all of these platforms other than Game Boy Advance, for which we have discontinued development of future product releases due to the unfavorable economic returns on investment currently associated with that platform.

If Price Concessions and Returns Exceed Allowances, We May Incur Losses

In the past, particularly during platform transitions, we have had to increase our price concessions granted to our retail customers. Coupled with more competitive pricing, if our allowances for price concessions and returns are exceeded, our financial condition and results of operations will be negatively impacted, as has occurred in the past. We grant price concessions to our customers (primarily major retailers which control market access to the consumer) when we deem those concessions are necessary to maintain our relationships with those retailers and continued access to their retail channel customers. If the consumers’ demand for a specific title falls below expectations or significantly declines below previous rates of retail sell-through, then a price concession or credit may be requested by our customers to spur further retail channel sell through.

Management makes significant estimates and assumptions based on actual historical experience regarding allowances for estimated price concessions and product returns. Management establishes allowances at the time of product shipment, taking into account the potential for price concessions and product returns based primarily on: market acceptance of products in retail and distributor inventories; level of retail inventories and retail sell-through rates; seasonality; and historical price concession and product return rates. Management monitors and adjusts these allowances quarterly to take into account actual developments and results in the marketplace. We believe that our estimates of allowances for price concessions and returns are adequate and reasonable, but we cannot guarantee the adequacy of our current or future allowances.

As noted above, when the consumer market acceptance of a software title decreases, resulting in lower retail sell-through, the potential for price concessions and returns for those titles increases. In the fourth quarter of fiscal 2002, we released the software titles Turok: Evolution and Aggressive Inline, which we anticipated would be significant revenue drivers and valuable additions to our product catalog. The market reception to these titles, as evidenced by the retail sell-through rates to consumers in the first quarter of fiscal 2003 and subsequently, fell substantially below our revenue expectations. As a result of the poor retail sell-through, significant quantities of these products remained in the retail channel as of September 30, 2002. Accordingly, we provided our retail customers with price concessions for these products more rapidly after the initial release date than was our historical practice and, in the fourth quarter of fiscal 2002, recorded a $17.9 million provision for price concessions and returns on these products that exceeded historical allowance rates and that we believed would have resulted in additional sell-through to our retailers’ customers through the holiday season.

During the seven months ended March 31, 2003, while the price concessions we previously offered our retail customers did increase the retail sell-through rate, the rate of reduction of retail channel inventory did not attain the level we had originally estimated and consequently, we experienced significantly more returns of these two products from our retail customers than we originally had estimated. Additionally, the market for GameCube products softened after the 2002 holiday season, which required us to provide price concessions on our products for that platform to lower prices than we originally estimated at this early period in the platform cycle, and finally the actual sell through rates of Legends of Wrestling and BMX were less than the projected retail sell-through rates we had used in our previous estimates of allowances, which were based on historical experience and actual sell-through rates for those products through August 31, 2002. As a result of these unanticipated events, we needed to provide our retail customers additional price concessions. The resulting $14.4 million increase to the provision for price concessions and returns negatively impacted net revenues, gross profit and net income for the seven months ended March 31, 2003.

Allowances for price concessions and returns are reflected in the financial statements as a reduction in accounts receivable when we have agreed to grant credits to our customers, otherwise they are reflected as an accrued liability.

If We are Unable to Obtain or Renew Licenses from Hardware Developers, We Will Not be Able to Release Software for Popular Systems

We are substantially dependent on each hardware developer (1) as the sole licensor of the specifications needed to develop software for its game system; (2) as the sole manufacturer (Nintendo and Sony software) of the software developed by us for its game systems; (3) to protect the intellectual property rights to their game consoles and technology; and (4) to discourage unauthorized persons from producing software for its game systems.

Substantially all of our revenue has historically been derived from sales of software for game systems. If we cannot obtain licenses to develop software from developers of popular interactive entertainment game platforms or if any of our existing license agreements are terminated, we will not be able to release software for those systems, which would have a negative impact on our results of operations and profitability. Although we cannot assure stockholders that when the term of existing license agreements end we will be able to obtain extensions or that we will be successful in negotiating definitive license agreements with developers of new systems, to date we have always been able to obtain extensions or new agreements with the hardware companies.

Our revenue growth may also be dependent on constraints the hardware companies impose. If new license agreements contain product quantity limitations, our revenue, cash flows and profitability may be negatively impacted.

In addition, when we develop software titles for systems offered by Sony and Nintendo, the products are manufactured exclusively by that hardware manufacturer. Since each of the manufacturers is also a publisher of games for its own hardware system, a manufacturer may give priority to its own products or those of our competitors in the event of insufficient manufacturing capacity. We could be materially harmed by unanticipated delays in the manufacturing and delivery of products.

Inability to Procure Commercially Valuable Intellectual Property Licenses May Prevent Product Releases or Result in Reduced Product Sales

Our titles often embody trademarks, trade names, logos, or copyrights licensed by third parties, such as the National Basketball Association, Major League Baseball and their respective players’ associations, and/or individual athletes or celebrities. The loss of one or more of these licenses would prevent us from releasing a title and limit our economic success. We cannot assure stockholders that our licenses will be extended on reasonable terms or at all, or that we will be successful in acquiring or renewing licenses to property rights with significant commercial value.

License agreements relating to these rights generally extend for a term of two to three years and are terminable upon the occurrence of a number of factors, including the material breach of the agreement by either party, failure to pay amounts due to the licensor in a timely manner, or a bankruptcy or insolvency by either party.

We Depend On Skilled Personnel

Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. We may not be able to attract and retain skilled personnel or may incur significant costs in order to do so. If we are unable to attract additional qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

Competition for Market Acceptance and Retail Shelf Space, Pricing Competition, and Competition With the Hardware Manufacturers Affects Our Revenue and Profitability

The interactive entertainment software industry is intensely competitive and new interactive entertainment software products and platforms are regularly introduced. Our competitors vary in size from small companies to very large corporations with significantly greater financial, marketing and product development resources than we have. Due to these greater resources, certain of our competitors can undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors for desirable motion picture, television, sports and character properties and pay more to third party software developers than we can. Only a small percentage of titles introduced in the market achieve any degree of sustained market acceptance. If our titles are not successful, our operations and profitability will be negatively impacted.

Competition in the video and computer games industry is based primarily upon:

•	availability of significant financial resources;

•	the quality of titles;

•	reviews received for a title from independent reviewers who publish reviews in magazines, websites, newspapers and other industry publications;

•	publisher’s access to retail shelf space;

•	the success of the game console for which the title is written;

•	the price of each title; and

•	the number of titles then available for the system for which each title is published.

We compete primarily with other publishers of personal computer and video game console interactive entertainment software. Significant third party software competitors currently include, among others: Activision; Capcom; Eidos; Electronic Arts; Atari; Konami; Namco; Midway Games; Sega; Take-Two; THQ; and Vivendi

Universal Publishing. In addition, integrated video game console hardware and software companies such as Sony, Nintendo and Microsoft compete directly with us in the development of software titles for their respective systems. The hardware developers have a price, marketing and distribution advantage with respect to software marketed by them.

As each game system cycle matures, significant price competition and reduced profit margins result, as we experienced in fiscal 2000. In addition, competition from new technologies may reduce demand in markets in which we have traditionally competed. As a result of prolonged price competition and reduced demand as a result of competing technologies, our operations and liquidity have in the past been, and in the future may be, negatively impacted.

Revenue Varies Due to the Seasonal Nature of Video and Computer Game Software Purchases

Our business is highly seasonal. We typically experience our highest revenue and profit in the calendar year-end holiday season, our third fiscal quarter, and a seasonal low in revenue and profits in our first fiscal quarter. The seasonal pattern is due primarily to the increased demand for software during the year-end holiday selling season and the reduced demand for software during the summer months. Our earnings vary significantly and are materially affected by releases of popular products and, accordingly, may not necessarily reflect the seasonal patterns of the industry as a whole. We expect that operating results will continue to fluctuate significantly in the future. See “Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenue and Earnings” below.

Fluctuations in Quarterly Operating Results Lead to Unpredictability of Revenue and Earnings

The timing of the release of new titles can cause material quarterly revenue and earnings fluctuations. A significant portion of revenue in any quarter is often derived from sales of new titles introduced in that quarter or shipped in the immediately preceding quarter. If we are unable to begin volume shipments of a significant new title during the scheduled quarter, as has been the case in the past (including the third and fourth quarters of fiscal 2001, the first and third quarters of fiscal 2002 and the first fiscal quarter of 2003), our revenue and earnings will be negatively affected in that period. In addition, because a majority of the unit sales for a title typically occur in the first thirty to one hundred twenty days following its introduction, revenue and earnings may increase significantly in a period in which a major title is introduced and may decline in the following period or in a period in which there are no major title introductions.

In the fourth quarter of fiscal 2002, due to domestic retail sales for Turok: Evolution and Aggressive Inline significantly falling below our projections and anticipated rates of product sell-through, our revenue and earnings for that period were substantially below expectations.

Quarterly operating results also may be materially impacted by factors, including the level of market acceptance or demand for titles and the level of development and/or promotion expenses for a title. Consequently, if net revenue in a period is below expectations, our operating results and financial position in that period are likely to be negatively affected, as has occurred in the past.

Our Software May Be Subject To Governmental Restrictions Or Rating Systems

Legislation is periodically introduced at the local, state and federal levels in the United States and in foreign countries to establish a system for providing consumers with information about graphic violence and sexually explicit material contained in interactive entertainment software products. In addition, many foreign countries have laws that permit governmental entities to censor the content and advertising of interactive entertainment software. We believe that mandatory government-run rating systems eventually may be adopted in many countries that are significant markets or potential markets for our products. We may be required to modify our products or alter our marketing strategies to comply with new regulations, which could delay the release of our products in those countries. In the first quarter of fiscal 2003, we released BMX XXX, a software title which is based on BMX bicycle riding, but which contained adult content, partial nudity and adult humor.

Due to the uncertainties regarding such rating systems, confusion in the marketplace may occur, and we are unable to predict what effect, if any, such rating systems would have on our business. In addition to such regulations, certain retailers have declined to stock BMX XXX, because they believed that the content of the packaging artwork or the products would be offensive to the retailer’s customer base. While to date these actions have not caused material harm to our business, we cannot assure you that the actions taken by certain retailers and distributors in the future, would not cause material harm to our business.

Our Stock Price is Volatile and Stockholders May Not be Able to Recoup Their Investment

There is a history of significant volatility in the market prices of securities of companies engaged in the software industry, including Acclaim. Movements in the market price of our common stock from time to time have negatively affected stockholders’ ability to recoup their investment in the stock. The price of our common stock is likely to continue to be highly volatile, and stockholders may not be able to recoup their investment. If our future revenue, cash used in or provided by operations (liquidity), profitability or product releases do not meet expectations, the price of our common stock may be negatively affected.

Infringement Could Lead to Costly Litigation and/or the Need to Enter into License Agreements, Which May Result in Increased Operating Expenses

Existing or future infringement claims by or against us may result in costly litigation or require us to license the proprietary rights of third parties, which could have a negative impact on our results of operations, liquidity and profitability.

We believe that our proprietary rights do not infringe upon the proprietary rights of others. As the number of titles in the industry increases, we believe that claims and lawsuits with respect to software infringement will also increase. From time to time, third parties have asserted that some of our titles infringed their proprietary rights. We have also asserted that third parties have likewise infringed our proprietary rights. These infringement claims have sometimes resulted in litigation by and against us. To date, none of these claims has negatively impacted our ability to develop, publish or distribute our software. We cannot guarantee that future infringement claims will not occur or that they will not negatively impact our ability to develop, publish or distribute our software.

Factors Specific to International Sales May Result in Reduced Revenue and/or Increased Costs

International sales have historically represented material portions of our revenue and are expected to continue to account for a significant portion of our revenue in future periods. Sales in foreign countries may involve expenses incurred to customize titles to comply with local laws. In addition, titles that are successful in the domestic market may not be successful in foreign markets due to different consumer preferences. We continue to evaluate our international product development and release schedule to maximize the delivery of products that appeal specifically to that marketplace. International sales are also subject to fluctuating exchange rates.

Charter and Anti-Takeover Provisions Could Negatively Affect Rights of Holders of Common Stock

Our board of directors has the authority to issue shares of preferred stock and to determine their characteristics without stockholder approval. In this regard, in June 2000, the board of directors approved a stockholder rights plan. If the Series B junior participating preferred stock is issued it would be more difficult for a third party to acquire a majority of our voting stock.

In addition to the Series B preferred stock, our board of directors may issue additional preferred stock and, if this is done, the rights of common stockholders may be negatively impacted by the rights of those preferred stockholders.

We are also subject to anti-takeover provisions of Delaware corporate law, which may impede a tender offer, change in control or takeover attempt that is opposed by the Board. In addition, employment arrangements with some members of management provide for severance payments upon termination of their employment if there is a change in control.

Shares Eligible for Future Sale

As of June 29, 2003, we had 113,084,491 shares of common stock issued and outstanding, of which 32,898,661 are “restricted” securities within the meaning of Rule 144 under the Securities Act. Generally, under Rule 144, a person who has held restricted shares for one year may sell such shares, subject to certain volume limitations and other restrictions, without registration under the Securities Act.

As of June 29, 2003, 57,277,105 shares of common stock are covered by effective registration statements under the Securities Act for resale on a delayed or continuous basis by certain of our security holders.

As of June 29, 2003, a total of 5,264,778 shares of common stock are issuable upon the exercise of warrants to purchase our common stock.

We have also registered on Form S-8 a total of 24,236,000 shares of common stock (issuable upon the exercise of options) under our 1988 Stock Option Plan and our 1998 Stock Incentive Plan, and a total of 2,448,425 shares of common stock under our 1995 Restricted Stock Plan. As of March 31, 2003, options to purchase a total of 14,977,984 shares of common stock were outstanding under the 1988 Stock Option Plan and the 1998 Stock Incentive Plan, of which 8,384,884 were exercisable.

In connection with licensing and distribution arrangements, acquisitions of other companies, the repurchase of notes and financing arrangements, we have issued and may continue to issue common stock or securities convertible into common stock. Any such issuance or future issuance of substantial amounts of common stock or convertible securities could adversely affect prevailing market prices for the common stock and could adversely affect our ability to raise capital.

INFORMATION ABOUT ACCLAIM

Acclaim Entertainment, Inc. was founded in 1987 as a Delaware corporation, and maintains operations in the United States, the United Kingdom, Germany, France, Spain and Australia. We develop, publish, market and distribute, under our brand names, interactive entertainment software for a variety of hardware platforms, including Sony’s PlayStation® 2, Microsoft’s Xbox™, and Nintendo’s GameCube™ and Game Boy™ Advance and, to a lesser extent, personal computer systems. We develop software internally, as well as engaging third parties to develop software on our behalf. We internally develop our software products through our five software development studios located in the United States and the United Kingdom. Additionally, we contract with independent software developers to create software products for us.

Through our subsidiaries in North America, the United Kingdom, Germany, France, Spain, and Australia, we distribute our software products directly to retailers and other outlets, and we also utilize regional distributors in Japan and in the Pacific Rim to distribute software within those geographic areas. As an additional aspect of our business, we distribute software products that have been developed by third parties. A less significant aspect of our business is the development and publication of strategy guides relating to our software products and the issuance of certain “special edition” comic magazines to support certain of our brands.

Since our inception, we have developed products for each generation of major gaming platforms, including IBM(R) Windows-based personal computers and compatibles, 16-bit Sega™ Genesis™ video game system, 16-bit Super Nintendo Entertainment System®, 32-bit Nintendo Game Boy®, Game Boy® Advance and Game Boy® Color, 32-bit Sony PlayStation®, 64-bit Nintendo® 64, Sega Dreamcast, 128-bit Sony Playstation® 2, 128-bit Microsoft Xbox™, and 128-bit Nintendo™ GameCube. We also initially developed software for the 8-bit Nintendo Entertainment System and the 8-bit Sega Master System.

Our objective is to become a worldwide leader in the development, publication and distribution of quality interactive entertainment software products that deliver a highly compelling and satisfying consumer entertainment experience. Our strategy includes the following elements:

Create and Maintain Diversity in Product Mix, Platforms and Markets.    We are committed to maintaining a diversified mix of product offerings because a diversified product mix mitigates our operating risks, and broadens our demographic market appeal. See “Risk Factors Affecting Future Performance: We Depend on a Relatively Small Number of Franchises for a Significant Portion of Our Revenue and Profits.” Therefore, we strive to develop and publish products spanning a wide range of product categories, including action, action adventure, extreme sports, sports and racing. Products are designed for target audiences ranging from game enthusiasts and children to mass-market consumers and “value priced” buyers. Presently, we concentrate on developing, publishing and distributing products that operate on Sony’s PlayStation® 2, Microsoft’s Xbox™, and Nintendo’s GameCube™ console systems and Nintendo’s Game Boy™ Advance hand held device and personal computers. We may offer our products for use on multiple platforms, where economically justified, in order to leverage our costs of development over a larger installed hardware base, therefore increasing potential unit sales. Accordingly, there are a number of factors that we take into consideration in determining the appropriate platform for each of the products we develop, including, amongst other things, the platform user demographics, the potential growth of the installed base of each platform and the competitive landscape at the time of a product’s release. We also consider that on-line functionality in the console products will be increased in accordance with market acceptance and potential return on investment.

Create, Acquire and Maintain Strong Brands.    We attempt to focus our game developing and publishing activities principally on products that are, or have the potential to become, franchise properties possessing sustainable consumer appeal and brand recognition. Such products can serve as the basis for sequels, prequels and related new products, which can be released over an extended period of time, similar to the movie entertainment industry. We have entered into a number of strategic relationships with the owners of various forms of intellectual property, which have allowed us to acquire the rights to publish products and create franchises based upon such intellectual properties. See “Risk Factors Affecting Future Performance: Our Future Success Depends on Our Ability to Release Popular Products.”

Product Selection and Development Processes.    The success of our publishing business depends, in significant part, on our ability to develop games that will generate high unit volume sales while simultaneously meeting our quality standards. Our publishing units use a formal control process (The Greenlight Process) for the selection, development, production and quality assurance of our products. We apply this process to products under development with external, as well as internal, resources. This Greenlight Process includes upfront concept evaluation as well as in-depth reviews of each project at numerous intervals during the development process by a team that includes senior management and a number of operating managers from our brand management, sales, marketing, and product development areas.

In-house Development Group.    We have a substantial in-house development staff, both domestically and internationally, who work in project teams to create our software. We are striving to provide our creative teams the independence and flexibility they need to build an environment that fosters creativity and teamwork. Employing in-house development teams provides us with the following advantages:

•	They collaborate with each other sharing development techniques, software tools, game engines and useful experience, to form a strong collective and creative environment;

•	They can re-focus their efforts quickly to meet the changing needs of key projects;

•	They have more control over product quality, scheduling and costs; and

•	They are not subject to the competing needs of other publishers.

Historically, we have developed our products using a strategic combination of our internal development group and external development resources. We select our external developers based on their track record and expertise in producing products within certain categories. As part of that strategy, one external developer will often produce the same game for multiple platforms and will produce sequels to the original game. This selection process allows us to strengthen and leverage the particular expertise of our internal and external development resources.

We have invested in the creation of modern software programming tools utilized in our product development process. Utilizing these programming tools provides us with greater flexibility to create game engines for each of the next-generation hardware systems. These tools provide a competitive advantage in the creation of next-generation software, since not all entertainment software publishers maintain their own internal development studios. Our investment in software programming tools for the earlier hardware platforms has been strategically important in positioning us for the current generation of 128-bit hardware. These investments continue to provide value to Acclaim.

During the seven months ended March 31, 2003, approximately 39% of our gross revenue was derived from software developed at our internal studios. The balance of our gross revenue for the seven months ended March 31, 2003 was derived from software development that was contracted through third-party developers. In fiscal 2004, we anticipate that the majority of our revenue will be derived from software developed in our own studios, through the release of our major franchise titles such as Alias, All Star Baseball, Gladiator: Sword of Vengeance, NBA Jam and Legends of Wrestling III.

Our product development methodology and organization are modeled on elements of the consumer packaged goods and software industry. Brand managers assess the market and establish the direction for each brand. Producers manage and monitor the quality, delivery schedule, development milestones, and budget for each title, to ensure that the title follows the approved product specifications, and coordinate the testing and final approval of the title.

We utilize a brand structure and market our products under four distinct key brands: Acclaim, AKA Acclaim, Acclaim Sports, and Club Acclaim. We support this strategy through the regularly scheduled introduction of new titles featuring these brands. In the seven months ended March 31, 2003, we released a total of twenty-eight titles for PlayStation 2, Xbox, GameCube, Game Boy Advance and personal computers. In fiscal 2004, we currently plan on releasing a total of approximately twenty-eight titles for PlayStation 2, Xbox, Gamecube and personal computers. In the first quarter of fiscal 2004 we released three titles for PlayStation 2, five titles for Xbox, and three titles for Gamecube. See “Risk Factors Affecting Future Performance: Our Future Success Depends on our Ability to Release “Popular Products”.

The average life cycle of a new software title is largely dependent on its initial success and will generally range from three months to upwards of twelve to eighteen months, with the majority of sales of the game occurring in the first thirty to one hundred and twenty days after the games release. Therefore, we are constantly required to introduce new titles in order to generate revenue and/or replace declining revenue from older titles.

Pursuant to the agreements with the hardware manufacturers, Sony, Microsoft and Nintendo have the right to review and evaluate, under standards which vary for each hardware manufacturer, the content and playability of each title and the right to inspect and evaluate all art work, packaging and promotional materials used by us in connection with the software. We are responsible for resolving, at our own expense, any warranty or repair claims brought with respect to the software. To date, we have not experienced any material warranty claims.

Under each of our platform license agreements, we bear the risk that the information and technology licensed from Sony, Microsoft and Nintendo, and incorporated in the software may infringe the rights of third parties. Further, we must indemnify Sony, Microsoft and Nintendo with respect to, among other things, any claims for copyright or trademark infringement brought against them, as applicable, and arising from the development and distribution of the game programs incorporated in the software by us. To date, we have not received any material claims of infringement.

Pursuant to our agreements with Nintendo and Sony, each company manufactures the CDs or DVDs embodying the software we have developed for its system. Pursuant to our agreement with Nintendo, we are required to open a letter of credit simultaneously with the placing of a purchase order for the software. Game Boy Advance software is delivered to us approximately four to six weeks after order placement. Disc-based software for the three platforms is manufactured and then delivered to our warehouse within seven to twenty one days after we place the order with the manufacturer. The timing is dependant on seasonality and whether it is an initial order or a re-order. See “Risk Factors Affecting Future Performance: If We Are Unable to Obtain or Renew Licenses from Hardware Developers, We Will Not be Able to Release Software for Popular Systems.”

We market our software domestically, primarily to mass merchants, large retail toy store chains, department stores and specialty stores. Our key domestic retail customers include Wal-Mart, Toys R Us, Best Buy and Circuit City. Our sales to Wal-Mart accounted for approximately 6%, 10%, 12% and 15% of our gross revenue for the seven months ended March 31, 2003, fiscal 2002, 2001 and 2000, respectively. Sales to Toys R Us accounted for approximately 8%, 9%, 11% and 10% of our gross revenue for the seven months ended March 31, 2003, fiscal 2002, 2001 and 2000, respectively. Our customers do not have any commitments to purchase our software. Internationally, we administer the sales, marketing, and distribution activities of our European subsidiaries through a central management division, Acclaim Europe, based in London. For sales in other markets, we appoint regional distributors.

Some of our software titles are based upon brands or franchises that we have licensed from third parties, such as Major League Baseball, the National Basketball Association and their respective players’ associations and Disney Interactive. Typically, we are obligated to make certain non-refundable advance payments against royalties that may become due from the sales of the games, which embody such licensed rights. We can recoup these advance payments against royalty payments otherwise due in connection with future software sales. License agreements relating to these rights generally extend for a term of two to three years. These agreements are terminable upon the occurrence of a number of factors, including our material breach of the agreement, failure to pay amounts due to the licensor in a timely manner, bankruptcy or insolvency. Some of these licenses are limited to specific territories and/or specific game platforms. Each license typically provides that the licensor retains the right to exploit the licensed property for all other purposes, including the right to license the property for use with other products and, in some cases, software for other game platforms. From time to time, licenses may not be renewed or may be terminated. See “RiskFactors Affecting Future Performance: Inability to Procure Commercially Valuable Intellectual Property Licenses May Prevent Product Releases or Result in Reduced Product Sales”.

Each software title may embody a number of separately protected intellectual properties such as the trademark for the brand featured in the software, the software copyrights, the name and label trademarks, and the copyright for Sony’s, Microsoft’s and Nintendo’s proprietary technical information. We have registered the “Acclaim” logo and name in the United States and in numerous foreign territories and we own the copyrights for many of our game programs. “Nintendo,” “Game Boy,” “Game Boy Color,” “GameCube,” “Game Boy Advance,” and “N64” are trademarks of Nintendo; “Sony,” “Sony Computer Entertainment,” “PlayStation,” and “PlayStation 2” are trademarks of Sony; “Microsoft” and “Xbox” are trademarks of Microsoft and “Sega,” “Saturn” and “Dreamcast” are trademarks of Sega. We do not own the trademarks, copyrights or patents covering the proprietary information and technology utilized in the game systems marketed by Sony, Microsoft or Nintendo. Additionally, in certain instances, we do not own the trademarks, copyrights or patents for properties licensed from third parties, or the brands, concepts or game programs featured in and comprising the software. Accordingly, we must rely on the trademarks, copyrights and patents of these third-party licensors for protection from infringement of such intellectual property. Under our license agreements with certain independent software developers, we may bear the risk of claims of infringement brought by third parties and arising from the sale of our software.

Our business is highly seasonal. We typically experience our highest revenue and profit in the calendar year-end holiday season, our third fiscal quarter, and a seasonal low in revenue and profits in our first fiscal quarter.

As of March 31, 2003, we had 512 employees. We believe that our relationship with our employees is good. None of our employees are subject to a collective bargaining agreement, and we have not experienced any labor-related work stoppages.

You should not use historical trends or factors affecting our operating results and financial condition to anticipate results or trends in future periods. See “Risk Factors Affecting our Future Performance” above. Also, you should not consider historic financial performance as a reliable indicator of future performance.

Our principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542, and our main telephone number is (516) 656-5000. Our Internet website is: http://www.acclaim.com. Information contained on our website should not be deemed part of this prospectus.

USE OF PROCEEDS

Acclaim will not receive any proceeds from the sale of any of the shares of its common stock by the selling stockholders. Any proceeds from the exercise of warrants will be added to Acclaim’s working capital.

SELLING STOCKHOLDERS

Beneficial Ownership and Other Information

The following table sets forth information with respect to the shares of common stock beneficially held by the selling stockholders:

Name	Beneficial Ownership Prior to an Offering**		Shares Being Offered	Shares Beneficially Owned After the Offering(1)**	Percent Owned Before Offering	Percent Owned After Offering
Andrew Smukler	83,333		83,333	0	*	—

Alexandra Global Investment Fund I, Ltd.(2)	5,150,000	(2)	5,150,000	0	4.4%	—

Crescent International Ltd. (Bermuda)(3)	1,400,000		1,400,000	0	1.2%	—

Edward S. Gutman	300,000		300,000	0	*	—

Elliott Associates, L.P.(4)	475,300		300,000	175,300	*	*

Elliott International, L.P.(4)	475,367		366,667	108,700	*	*

HCFP/Brenner Securities(5)	0		327,667	0	*	*

JMG Capital Partners, LP(6)	2,500,000		2,500,000	0	2.2%	*

JMG Triton Offshore Fund, Ltd.(6)	2,500,000		2,500,000	0	2.2%	*

JRSquared LLC(7)	600,000		600,000	0	*	*

Passport Holdings, LLC(8)	416,667		416,667	0	*	*

RFJM Partners LLC(9)	100,000		100,000	0	*	*

Scoggin Capital Management LP II(10)	500,000		500,000	0	*	*

Scoggin International Fund (Bahamas)(10)	500,000		500,000	0	*	*

Silver Oak Investments, Inc.(11)	833,333		833,333	0	*	*

Silverman Partners, LLC(12)	500,000		500,000	0	*	*

Truk Opportunity Fund, LLC(13)	83,333		83,333	0	*	—

Wardenclyffe Micro-Cap Fund, LP(14)	400,000		400,000	0	*	—

*	Less than one percent.
**	Beneficial ownership calculated as of June 29, 2003 in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934 and is based on 113,084,491 shares of common stock outstanding.
(1)	Assumes that all of the shares covered by this prospectus are sold by the selling stockholders pursuant to this prospectus. The selling stockholders may choose to dispose of none or only a portion of the shares held by them pursuant to this prospectus.
(2)	This amount includes a warrant to purchase 150,000 shares of our common stock at $0.50 per share, received in connection with the June 2003 private Placement. We have been advised that Mikhail Filimonov and Dimitri Sogoloff are the principals of Alexandra Investment Management, LLC, the investment adviser of Alexandra Global Investment Fund I, Ltd. Acclaim has been advised Alexandra Global exercises investment discretion and has the power to direct voting with respect to 5,000,000 shares of Acclaim’s common stock and the warrant, as a result of its serving as investment manager to certain investment funds.
(3)	We have been advised that Mel Craw, Manager of DMI Trust, has voting and dispositive control over securities held by Crescent International Ltd.
(4)

We have been advised that Elliott Greenberg, Vice President of Braxton Associates, Inc., a general partner of Elliot Capital Advisors, L.P., which is a general partner of Elliott Associates, L.P., has voting and investment control over the shares listed as owned by Elliott Associates, L.P. We have also been advised that Elliot Greenberg, Vice President of Elliott International Capital Advisors, Inc., attorney-in-fact to Elliott International, L.P., has voting and investment control over the shares listed as owned by  Elliott International, L.P.

(5)	HCFP/Brenner Securities acted as placement agent in the June 2003 Private Placement and received as partial compensation for such services a warrant to purchase 327,667 shares of our common stock at an exercise price of $0.50 per share. The warrant expires on June 2, 2008. As part of this prospectus we are registering the shares of our common stock underlying the warrant.
(6)	We have been advised that Jonathan Glaser, Roger Richter and Daniel David are the principals of Pacific Assets Management Investments, LLC, the investment adviser to JMG Triton Offshore Fund, Ltd. We are also advised that Jonathan Glaser is the principal of JMG Capital Management LLC, the general partner to JMG Capital Partners, L.P.
(7)	We have been advised that Jeff Markowitz is the Managing Member of JRSquared LLC.
(8)	We have been advised that Passport Holdings, LLC is the general partner of Passport Holdings Master Fund LP which has voting and investment control over the shares listed as owned by Passport Holdings, LLC.
(9)	We have been advised that Jeff Markowitz is the Managing Member of RFJM Partners, LLC.
(10)	We have been advised that Scoggin Capital Management has voting and dispositive control over the shares listed as owned by Scoggin Capital management LP II and Scoggin International Fund.
(11)	We have been advised that Murray Todd is a member of the board of Silver Oak Investment and maintains voting and investment control over the shares listed as owned by Silver Oak Investments, Inc.
(12)	We have been advised that Harry Silverman is the General Partner of Silverman Partners, LLC and maintains voting control and investment control over the shares listed as owned by Silverman Partners, LLC.
(13)	We have been advised that Michael Fein, President of RAM Capital Resources LLC maintains voting and investment control over the shares listed as owned by Truk Opportunity Fund, LLC.
(14)	We have been advised that Mark Shapiro, is the general partner of Wardenclyffe Micro-Cap Fund, L.P. and maintains voting control and investment control over the shares listed as owned by Wardenclyffe Micro-Cap Fund, L.P.

June 2003 Private Placement

On or about June 2, 2003, we issued a total of 16,383,333 shares of our common stock to certain of the selling stockholders at prices ranging from $0.50 to $0.60 per share, for an aggregate gross purchase price of $9,000,000. This prospectus covers the offer and sale by such selling stockholders named herein of the 16,383,333 shares issued in the June 2003 private placement. The per share price represented an approximate 20% discount to the then-recent public trading price of the common stock. The proceeds of the private placement are intended to be used for our working capital purposes.

The private placement was effected under the exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended. We agreed to file a registration statement with the SEC covering the resale by the investors of all the common stock issued in the offering within 30 days following the closing. If the registration statement (of which this prospectus forms a part) is not declared effective by August 3, 2003, we are obligated to pay each investor an amount equal to 1% of the purchase price paid for the shares purchased by that investor. Thereafter, for every 30 days that pass without the registration statement being declared effective, we are obligated to pay to each investor 1% of the purchase price paid for the shares purchased by that investor.

Warrants to Certain Investors and the Placement Agent

This prospectus covers the offer and sale by certain of the selling stockholders and the placement agent, which arranged the June 2003 private placement, of an aggregate of 477,667 shares issuable upon the exercise of warrants. The shares are issuable at any time or from time to time upon the exercise of the warrants by such parties, at an exercise price of $0.50 per share and, if not exercised in full prior to June 2, 2008, expire on that date. These warrants (and the underlying shares issuable upon exercise) were issued pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. This prospectus covers the resale of the 477,667 shares issuable upon exercise of the warrants.

Any proceeds from the exercise of the warrants described above will be added to Acclaim’s working capital.

The shares issued to each of the selling stockholders are restricted securities within the meaning of the Securities Act and cannot be offered for sale without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of the various agreements, Acclaim filed the registration statement (of which this prospectus is a part) and will use its best efforts to keep the registration statement effective until all of the shares issued to the selling stockholders are disposed of by them or until such shares are generally eligible for resale without volume restrictions pursuant to applicable exemptions from registration under the Securities Act.

Except for the participation of Alexandra Global Investment Fund I, JMG Capital Partners, LP and JMG Triton Offshore Fund, Ltd.’s in our February 2002 private placement, and Alexandra Global Investment Fund I’s participation in our July 2001 private placement, and Alexandra Global Investment Fund I’s participation in our April 2001 private placement, and each of their subsequent inclusions in separate effective registration statements on file with the SEC, neither Acclaim nor any of its affiliates has had any material relationship with any of the selling stockholders within the past three years.

PLAN OF DISTRIBUTION

The selling stockholders have not employed an underwriter for the sale of shares by the selling stockholders. The selling stockholders may offer shares directly or through pledgees, donees, transferees or other successors in interest at various times:

•	on The Nasdaq SmallCap Market or in any other securities market on which Acclaim’s common stock is then listed or traded,

•	in negotiated transactions,

•	in a combination of any of the above transactions, or

•	through any other available market transaction.

The selling stockholders may offer shares at (1) fixed prices that may be changed, (2) prices prevailing at the time of sale, (3) prices related to such prevailing market prices, or (4) at negotiated prices. Sales on or through The Nasdaq SmallCap Market will be effected at such prices as may be obtainable and as may be satisfactory to the selling stockholders. No sales or distributions other than as disclosed in this prospectus will be effected until after this prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms of the sale or distribution. The shares held by the selling stockholders may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the selling stockholders’ shares may be sold include:

•	a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by that broker or dealer for its account under this prospectus;

•	exchange distributions and/or secondary distributions in accordance with the rules of The Nasdaq SmallCap Market;

•	ordinary brokerage transactions in which the broker solicits purchasers; and

•	privately negotiated transactions.

In addition, any shares of common stock that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than under this prospectus.

Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. The selling stockholders will pay commission expenses and brokerage fees.

The selling stockholders and any underwriters, dealers or agents that participate in the distribution of its shares of Acclaim’s common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the resale of those shares by them or any discounts, commissions or adjustments received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

Acclaim has agreed to indemnify the selling stockholders, their officers, directors, shareholders, employees, agents, counsel, and each person who controls each selling stockholder, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation.

The selling stockholders have also agreed to indemnify Acclaim and its officers, directors, shareholders, partners, employees, agents, counsel, and each person who controls Acclaim, as determined under applicable securities laws, against certain kinds of liability relating to this offering. Types of liability include liability arising from any untrue statement or alleged untrue statement in this prospectus or the registration statement of which it is a part, any omission or alleged omission to state a material fact within this prospectus or the registration statement of which it is a part, and any violation under the Securities Act or any federal or state securities law or regulation, to the extent any of the violations occur in connection with written information furnished by a selling stockholder in connection with this prospectus or the registration statement of which it is a part. However, the total amount payable in indemnity by any selling stockholder shall not exceed net proceeds received by the selling stockholder in the registered offering out of which the violation arises. The parties have also agreed to make contribution in respect of any claims or damages for which indemnification is unavailable.

Expenses of this offering related to this registration statement, estimated at $200,000, will be borne in full by Acclaim. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Acclaim pursuant to the foregoing provisions, Acclaim has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

On July 11, 2003, we were notified by the Securities and Exchange Commission (the “Commission”) that we have been included in a formal, non-public inquiry entitled “In the Matter of Certain Videogame Manufacturers” that the Commission is conducting. In connection with that inquiry we are required to provide to the Commission certain information. The Commission has advised us that “this request for information should not be construed as an indication from the SEC or its staff that any violation of the law has occurred, nor should it reflect negatively on any person, entity or security.” We are cooperating fully with the inquiry. It is too soon to determine the impact, if any, of this inquiry on our business, financial condition or results of operations.

As of June 29, 2003, fourteen class action complaints, containing similar allegations, have been filed against us and certain of our officers and/or directors. Each complaint asserts violations of federal securities laws. The actions are entitled as follows: Purvis, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1270); DMS, et al. v. Acclaim Entertainment, Inc., Rodney Cousens and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Brooklyn Division (Civil Action No. CV 03-1322); Nach, et al. v. Acclaim Entertainment, Inc., Rodney Cousens and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1363); Baron, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1541); Traube, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1487); Hildal, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1640); Hicks, et al. v. Acclaim Entertainment, Rodney Cousens and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Brooklyn Division (Civil Action No. CV 03-1698); Russo, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Brooklyn Division (Civil Action No. CV 03-1700); Vicino, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1672); Sypes, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1685); Berman, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-1924); Burk, et al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Brooklyn Division (Civil Action No. CV 03-2030); Brake, et al. v. Acclaim Entertainment, Inc., Rodney Cousens and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-2175); Manard, et. Al. v. Acclaim Entertainment, Inc., Gregory Fischbach, Edmond Sanctis, James Scoroposki and Gerard Agoglia filed in the U.S. District Court for the Eastern District of New York, Central Islip Division (Civil Action No. CV 03-2355).

In Purvis, Baron, Traube, Hildal, Russo, Vicino, Sypes, Berman and Burk, plaintiffs allege that during the purported class period between January 11, 2002 and September 19, 2002 we reported positive earnings statements and gave favorable earnings guidance, but failed to disclose material adverse facts regarding our business, operations and management, thereby causing plaintiffs and other members of the class to purchase our securities at artificially inflated prices. Plaintiffs claim violations under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. In DMS, Nach, Hicks, and Brake, plaintiffs assert that during the class period between January 22, 2002 and September 19, 2002 we committed certain alleged accounting improprieties, thereby causing plaintiffs and other members of the class to purchase our securities at artificially inflated prices. Plaintiffs claim violations under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934, and SEC Rule 10b-5. All the complaints seek unspecified damages. In Manard, plaintiffs assert that during the class period between October 24, 2001 and September 19, 2002 we reported positive earnings statements and gave favorable earnings guidance, but failed to disclose materials adverse facts regarding our business, operations and management, thereby causing plaintiffs and other members of the class to purchase our securities at artificially inflated prices. Plaintiffs claim violations under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934, and SEC Rule 10b-5. On July 3, 2003, the Court issued an order consolidating all 14 class actions, appointing Penn Capital Management, Robert L, Mannard and Steve Russo as lead plaintiffs, and the law firms of Cauley Geller Bowman Coates & Rudman, LLP, Schiffrin & Barroway, LLP and Wolf Haldenstein Adler Freeman & Herz LLP as lead counsel. An initial conference before the Court has been scheduled for October 20, 2003. Plaintiffs will serve a consolidated complaint by August 18, 2003 and Defendants will move, answer or otherwise reply to that consolidated complaint by October 2, 2003. We intend to defend this action vigorously.

We received a demand for indemnification from the defendant Lazer-Tron Corporation in a matter entitled J. Richard Oltmann v. Steve Simon, No. 98 C1759 and Steve Simon v. J. Richard Oltmann, J Richard Oltmann Enterprises, Inc., d/b/a Haunted Trails Amusement Parks, and RLT Acquisitions, Inc., d/b/a Lazer-Tron, No. A 98CA 426, consolidated as U.S. District Court Northern District of Illinois Case No. 99 C 1055. The Lazer-Tron action involves the assertion by plaintiff Simon that defendants Oltmann, Haunted Trails and Lazer-Tron misappropriated plaintiff’s trade secrets. Plaintiff alleges claims for Lanham Act violations, unfair competition, misappropriation of trade secrets, conspiracy, and fraud against all defendants, and seeks damages in unspecified amounts, including treble damages for Lanham Act claims, and an accounting. Pursuant to an asset purchase agreement made as of March 5, 1997, we sold Lazer-Tron to RLT Acquisitions, Inc. Under the asset purchase agreement, we assumed and excluded specific liabilities, and agreed to indemnify RLT for certain losses, as specified in the asset purchase agreement. In an August 1, 2000 letter, counsel for Lazer-Tron in the Lazer-Tron action asserted that our indemnification obligations in the asset purchase agreement applied to the Lazer-Tron action, and demanded that we indemnify Lazer-Tron for any losses which may be incurred in the Lazer-Tron action. In an August 22, 2000 response, we asserted that any losses which may result from the Lazer-Tron action are not assumed liabilities under the asset purchase agreement for which we must indemnify Lazer-Tron. In a November 20, 2000 letter, Lazer-Tron responded to Acclaim’s August 22 letter and reiterated its position that we must indemnify Lazer-Tron with respect to the Lazer-Tron action. No other action with respect to this matter has been taken to date.

An action entitled David Mirra v. Acclaim Entertainment, Inc., CV-03-575 was filed in the United States District Court for the Eastern District of New York on February 5, 2003. The plaintiff alleged that the defendants did not have authorization to utilize Mirra’s name and likeness in connection with a bicycle video game intended for mature audiences. Specifically, Mirra alleges that we engaged in (1) violations of § 1051 et seq. of the Lanham Act; (2) violations of §43(a) of the Lanham Act; (3) breach of the amendment to the license agreement; (4) unfair competition; (5) tortious interference; (6) injury to business reputation and dilution; (7) deceptive trade practices in violation of General Business Law of New York § 349; (8) false advertising in violation of General Business Law of New York § 350-D; (9) violation of the California Civil Code § 3344; and (10) invasion of privacy—misappropriation of likeness pursuant to California common law; (11) invasion of privacy—false light pursuant to California common law; and (12) accounting. Mirra claims that he has been harmed by $1.0 million per Counts 1-5 and 7-11, for a total of $10.0 million in actual damages. Mirra is also claiming that our actions were willful and is demanding an additional $20.0 million in punitive damages, plus costs and attorneys’ fees. We believe we have meritorious defenses to these allegations and we intend to defend this action vigorously. We served our initial disclosures on the plaintiff on June 28, 2003.

We are also party to various litigations arising in the ordinary course of our business, the resolution of which, we believe, will not have a material adverse effect on our liquidity or results of operations.

LEGAL MATTERS

Katten Muchin Zavis Rosenman, 575 Madison Avenue, New York, New York 10022 has passed upon the validity of the shares offered by this prospectus for Acclaim.

EXPERTS

The consolidated financial statements and schedule of Acclaim Entertainment, Inc. and subsidiaries as of March 31, 2003, August 31, 2002 and August 31, 2001 and for the seven months ended March 31, 2003 and each of the years in the three-year period ended August 31, 2002 have been incorporated by reference in this prospectus and in the registration statement of which it forms a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP dated May 20, 2003 and covering the March 31, 2003 financial statements, contains an explanatory paragraph that states that the Company has working capital and stockholders’ deficits at March 31, 2003 and a recurring use of cash in operating activities which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements and financial schedule do not include any adjustments that might result from the outcome of that uncertainty.

FORWARD-LOOKING STATEMENTS

This prospectus includes discussions of future expectations and contains projections of results of operations or financial condition or other “forward-looking” information. Those statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see “Risk Factors.” Given the significant risks and uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of these statements is not a representation by us or any other person that our objectives and plans will be achieved.

WHERE YOU CAN FIND MORE INFORMATION

Acclaim is required to file periodic reports, proxy and information statements and other information with the SEC. You may read any materials filed by us at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Acclaim’s SEC filings are also available to the public on the SEC’s Internet website located at http://www.sec.gov. Additionally, on our website, http://www.acclaim.com we make available, as soon as reasonably practicable after electronic filing with the Securities and Exchange Commission, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports. All of these reports are provided to the public free of charge.

Acclaim has filed with the SEC a registration statement on Form S-3 under the Securities Act covering the issuance of the common stock. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information included in the registration statement or in the exhibits to the registration statement. For further information with respect to Acclaim and the securities offered by this prospectus, you should read the registration statement and the exhibits filed with the registration statement. You may obtain copies of the registration statement and exhibits from the SEC upon payment of a fee prescribed by the SEC or examine the documents, free of charge, at the public reference facilities referred to above. A summary in this prospectus of any document filed as an exhibit to the registration statement, although materially complete, does not summarize all of the information in that document. You should read the exhibit for a more complete understanding of the document or matter involved.

Acclaim has also filed the following documents with the SEC under the Securities Exchange Act and they are incorporated into this document by reference:

(1) Current Report on Form 8-K, filed on August 18, 2003;

(2) Acclaim’s Quarterly Report on Form 10-Q for the period ended June 29, 2003;

(3) Current Report on Form 8-K, filed on July 28, 2003;

(4)  Current Report on Form 8-K, filed on July 18, 2003;

(5)  Current Report on Form 8-K, filed on June 10, 2003;

(6)  Current Report on Form 8-K, filed on June 2, 2003;

(7)  Acclaim’s Annual Report on Form 10-KT for the transition period ended March 31, 2003, filed on May 28, 2003, as amended on August 11, 2003;

(8)  Quarterly Report on Form 10-QT for the transition period ended March 31, 2003, filed on May 20, 2003, as amended on May 30, 2003;

(9)  Current Report on Form 8-K, filed on May 21, 2003;

(10)  Quarterly Report on Form 10-Q for the quarter ended December, 2002, filed on January 15, 2003; and

(11)  The information regarding Acclaim’s common stock contained in the Registration Statement on Form 8-A, filed on June 8, 1988, as amended by the Current Report on Form 8-K, filed on August 25, 1989, relating to the one-for-two reverse stock split effected by Acclaim.

Any document Acclaim files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be a part of this prospectus from the date it is filed.

Acclaim will provide to each person to whom this prospectus is delivered and who makes a written or oral request, free of charge, a copy of any document referred to above which has been incorporated into this prospectus by reference, except exhibits to the document. Requests for these documents should be sent to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for copies should be made to the Secretary at (516) 656-5000.

You should rely only on the information provided in this prospectus or incorporated by reference into this prospectus. No person has been authorized to provide you with different information and you should not rely on any information you receive or representations made that are not contained in, or incorporated by reference into, this prospectus.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate after the date on the cover page.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution.

Acclaim will bear all expenses in connection with the preparation and filing of this registration statement. Brokers or dealers may receive commission or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale; commission expenses and brokerage fees will be paid by the selling stockholders.

Item 15.    Indemnification of Directors and Officers.

Under Article VII of Acclaim’s by-laws, which are incorporated herein by reference, Acclaim agrees to hold harmless and indemnify any of its officers, directors, employees and agents from and against any judgments, fines, liabilities, or amounts paid in settlement as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Such action, suit, or proceeding must have been initiated against the indemnified party in his or her capacity as an officer, director, employee or agent of Acclaim. However, indemnification will only be paid if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Acclaim and, in the case of a criminal proceeding, had no reasonable cause to believe such conduct was unlawful. No indemnification shall be payable under this provision if a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

Item 16.    Exhibits

Exhibit Number	Description

4.1	—	Specimen form of the Company’s common stock certificate (incorporated by reference to Exhibit 4 to the Company’s Annual Report on Form 10-K for the year ended August 31, 1989, as amended)

4.2	—	Form of Investment Agreement between the Company and certain purchasers relating to the June 2003 Private Placement

4.3	—	Form of Registration Rights Agreement between the Company and certain purchasers relating to the June 2003 Private Placement

4.4	—	Form of Warrant between the Company and certain purchasers relating to the June 2003 Private Placement

5	—	Opinion of Katten Muchin Zavis Rosenman (filed herewith)

23.1	—	Consent of KPMG LLP (filed herewith)

23.3	—	Consent of Katten Muchin Zavis Rosenman (included in Exhibit 5)

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement

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relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glen Cove, State of New York, on August 22, 2003.

ACCLAIM ENTERTAINMENT, INC.

By	/s/ RODNEY P. COUSENS
Rodney P. Cousens Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RODNEY P. COUSENS Rodney P. Cousens	Chief Executive Officer	August 22, 2003

/s/ GERARD F. AGOGLIA Gerard F. Agoglia	Chief Financial Officer and Executive Vice President; Chief Financial and Chief Accounting Officer	August 22, 2003

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